September 5, 2013
QMM: NYSE MKT
QTA: TSX VENTURE
NR-11-13

QUATERRA ANNOUNCES OVERSUBSCRIPTION OF PRIVATE PLACEMENT

VANCOUVER, B.C. – Quaterra Resources Inc. (the “Company”) reports that the private placement announced on August 9, 2013 has been oversubscribed. The Company now proposes to issue up to 29,810,000 units at a price of US$0.10 per unit for gross proceeds of up to US$2,981,000. Each unit will consist of one common share and one non‐transferable share purchase warrant exercisable into one common share at a price of US$0.15 for a period of 3 years from the date of closing.

Net proceeds from the private placement will be used to advance the Company’s Yerington District copper properties and for general corporate purposes. Securities issued will be subject to a fourmonth plus one day hold period from the closing date. Cash finder´s fees may be payable with respect to the subscriptions accepted by the Company. The private placement is subject to approval of the TSX Venture Exchange and the NSYE MKT Exchange.

Quaterra Resources Inc. (NYSE‐MKT: QMM; TSX‐V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in‐house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining‐friendly jurisdictions with the potential to host large and/or high‐grade base and precious metal deposits.

On behalf of the Board of Directors,

“Steven Dischler”

Mr. Steven Dischler, President and CEO
Quaterra Resources Inc.

Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), nor the NYSE MKT Exchange accepts responsibility for the adequacy or accuracy of this news release.

This press release, required by applicable Canadian laws, does not constitute an offer of the securities described herein. These securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt from registration requirements.

Some statements contained in this news release are forward‐looking statements within the safe harbor of the United States Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward‐looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward‐looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward‐looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward‐looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43‐101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.